FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 15, 2024

For

McGinley Orthopaedic Innovations, Inc.

A Wyoming Corporation I.R.S. E.I.N. 45-5451999

234 East 1st Street

CASPER, WY, 82601
Phone: 307-315-6403

Item 9. Other Events

On February 14, 2024, pursuant to Wyo. Stat. Section 17-16-1003, McGinley Orthopaedic Innovations, Inc. (the “Company”) filed an amendment to and restatement of the Company’s Articles of Incorporation (the “Articles”). This amendment and restatement to the Articles was approved by more than 65% of the then outstanding shares of record (as required by the Articles in effect at the time), with 76.10% of the then outstanding shares of record voting in favor of the amendments and 0.43% of the shares voting against. See Item 3 in the Company’s previously filed Form 1-U filed February 29, 2024.

Until March 29, 2024, the Company offered Class A common shareholders the ability to convert their Class A common shares to Class B Non-voting common shares at a 1:1 conversion ratio. This offer to Class A common shareholders expired on March 29, 2024.

As of April 1, 2024, 197 Class A common shareholders, equaling 5,297759.76 Class A common shares, converted their Class A common shares into 5,297759.76 Class B Non-voting common shares.

As of the date of this Form 1-U, the Company has 197 Class B Non-voting common shareholders from conversions and 297 Class A Non-voting common shareholders.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McGinley Orthopaedic Innovations, Inc.

(Exact name of issuer as specified in its charter)

By s/ Dr. Joseph C. McGinley

Chairman of the Board of Directors, CEO